EzFill Holdings, Inc.

67 NW 183rd St.

Miami, FL 33169

June 25, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Donald Field

Re:	EzFill Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1 Filed May 8, 2024
File No. 333-275761

Dear Messrs. Fetterolf and Field:

This letter is in response to the letter dated June 14, 2024 from the staff of the Securities and Exchange Commission (the “Commission”) addressed to EzFill Holdings, Inc. (the “Company”). For ease of reference, the Company has recited the staff’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 is being filed to accompany this letter.

Amendment No. 5 to Registration Statement on Form S-1 filed June 3, 2024

Cover Page

1.	Please prominently disclose that “[t]he acquisition of NextNRG will close concurrently with the closing of this offering and we will not complete this offering unless the closing of the NextNRG acquisition can be completed concurrently with the closing of this offering,” as you state on page 2.

Response: The cover page to the prospectus has been revised in accordance with the staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jeff Cahlon, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

EzFill Holdings, Inc.

By:	/s/ Yehuda Levy
Interim Chief Executive Officer

cc:	Jeff Cahlon